UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-15035

(Check One:)     ☒ Form 10-K  ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q    ☐ Form 10-D
    ☐ Form N-SAR  ☐ Form N-CSR

  For Period Ended: June 30, 2006

  [   ]  Transition Report on Form 10-K
  [   ]  Transition Report on Form 20-F
  [   ]  Transition Report on Form 11-K
  [   ]  Transition Report on Form 10-Q
  [   ]  Transition Report on Form N-SAR
  For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________________________________________

PART I

REGISTRANT INFORMATION

Able Energy, Inc.
Full Name of Registrant

______________________________
Former Name if Applicable

198 Green Pond Road
Address of Principal Executive Office (Street and number)

Rockaway, New Jersey 07866
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant was not able to file its Annual Report on Form 10-K for the year ended June 30, 2006, within the prescribed time period because its independent auditors need additional time to complete their audit. The delays are due to the transition for the registrant's recently engaged independent auditors, Marcum & Kliegman, who are performing their first audit of the registrant with respect to the fiscal year ended June 30, 2006. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Christopher P. Westad	(212)	944-2200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant believes that its loss for the year ending June 30, 2006 will be significantly higher than the loss for the fiscal year ending June 30, 2005 of $2.1 million. The increase in the loss is due primarily to (i) interest payments made and non-cash charges taken with respect to the July 2005 convertible debt and warrant transaction (as amended in November 2005), (ii) a decrease in revenue resulting from a mild winter in 2005-2006 and (iii) significantly higher general administrative expenses, such as legal and accounting fees, incurred in regard to regulatory matters and the registrant’s proxy statement prepared in connection with a stockholders’ meeting to vote on the approval of the acquisition of substantially all of the assets of All American Plazas, Inc. (among other matters).

Able Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 29, 2006	ABLE ENERGY, INC.
By: /s/ Christopher P. Westad
Name: Christopher P. Westad
Title: Acting Chief Executive Officer